

October 6, 2023

Ivy Zhen
Chief Financial Officer
MicroCloud Hologram Inc.
Room 302, Building A, Zhong Ke Na Neng Building,
Yue Xing Sixth Road, Nanshan District,
Shenzhen, People's Republic of China 518000

> **Re: MicroCloud Hologram Inc.**
> **Registration Statement on Form F-3**
> **Filed September 22, 2023**
> **File No. 333-274650**

Dear Ivy Zhen:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-3 filed September 22, 2023

Cover Page

1. It appears that the officers, directors and significant shareholders hold 91.25% of the 50,812,035 ordinary shares but you indicate that 30,696,307 ordinary shares are held by non-affiliates. Please tell us how you calculated your public float and the number of shares held by non-affiliates.

Prospectus Summary, page 1

2. In your summary of risk factors, disclose the risks that your corporate structure and being based in China poses to investors. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any

time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

Signatures, page 58

3.   Please revise to have your registration statement signed by your controller or principal accounting officer. If Bei Zhen, the chief financial officer, also serves as the controller or principal accounting officer, the signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form F-3.

Exhibits

4.   Please file an amended registration statement with a dated and signed auditor's consent. See Item 601(b)(23) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Greg Lavelle